EXHIBIT 11


            FINANCING FOR SCIENCE INTERNATIONAL, INC.
               COMPUTATION OF EARNINGS PER SHARE
            For the three months ended March 31, 1996
        (Amounts in thousands, except per share amounts)



    [S]                                               [C]
    Net earnings                                      $   764
                                                      =======

    Weighted average number of shares outstanding       5,423

    Weighted average shares issuable on exercise of
    dilutive stock options                                269

    Weighted average shares of treasury stock            (38)
                                                      -------
    Weighted average number of common and
    common equivalent shares                            5,654
                                                      =======

    Net earnings per share                            $   .14
                                                      =======